Robert A. Hudson

248 258 1402

hudson@butzel.com

Stoneridge West

41000 Woodward Avenue

Bloomfield Hills, Michigan 48304

T: 248 258 1616 F: 248 258 1439

butzel.com

January 14, 2015

VIA EDGAR

Mr. Jaime G. John

Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, DC 20549

Re:	United Mortgage Trust

Form 10-K for the Fiscal Year Ended December 31, 2013 Filed March 31, 2014

File No. 000-32409

Dear Mr. John:

On behalf of United Mortgage Trust (the “Company”), please find transmitted herewith for filing the Company’s response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated December 18, 2014. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Company’s Form 10-K for the fiscal year ended December 31, 2013, as filed with the Commission on March 31, 2014.

Form 10-K for the Fiscal Year Ended December 31, 2013 filed March 31, 2014

Item 5. Market for Registrant’s Common Equity Related Shareholder Matters and Issuer Purchases of Equity Securities

Share Redemption Plan, page 18

1.                  In future Exchange Act periodic reports, please revise your disclosure to include information on the number of common shares with respect to which you received redemption requests during the relevant period.

Mr. Jaime G. John Branch Chief Securities and Exchange Commission Division of Corporate Finance January 14, 2015

Response

The Company undertakes to revise the “Share Redemption Plan” section of “Item 5. Market for Registrant’s Common Equity Related Shareholder Matters and Issuer Purchases of Equity Securities” in future filings to include the number of common shares with respect to which the Company received redemption requests during the relevant periods.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company

Dividends and Distributions to Shareholders, page 31

2.                  In future Exchange Act periodic reports, please revise your disclosure to show the relationship between total distributions paid (including any amounts reinvested through your dividend reinvestment plan) and your cash flows from operations. Additionally, please revise your disclosure to clarify whether the data presented regarding distributions as a percentage of net income include amounts reinvested through your dividend reinvestment plan.

Response

The Company undertakes to revise its future periodic reports to show the relationship between total distributions paid (including any amounts reinvested through the dividend reinvestment plan) and cash flows from operations and further to clarify whether the data presented regarding distributions as a percentage of net income includes amounts reinvested through the dividend reinvestment plan.

Liquidity and Capital Resources for the Years Ended December 31, 2013, 2012 and 2011, page 31

3.                  In future Exchange Act periodic reports, please revise your disclosure to include additional information regarding your cost of funds, net yields on assets (including assets acquired during the reporting period), and a discussion of the relationship between your weighted average yield on assets as compared to your weighted average cost of funds. Please include disclosure regarding the reasons for any material trends in this spread.

Response

The Company undertakes to revise its future periodic reports to include additional information regarding cost of funds, net yields on assets (including assets acquired during the reporting period), and a discussion of the relationship between our weighted average yield on assets as compared to our weighted average cost of funds together with appropriate variance analyses for any material differences.

Mr. Jaime G. John Branch Chief Securities and Exchange Commission Division of Corporate Finance January 14, 2015

4.                  We note your credit facilities contain financial covenants. To the extent you have material sources of liquidity, such as a credit facility, that include financial covenants that may restrict future financing flexibility, please include a more detailed discussion of these covenants in future Exchange Act periodic reports.

Response

The Company undertakes to revise its future periodic reports to include a more detailed discussion of financial covenants related to our credit facilities.

Signatures

5.                  Please identify your principal executive, financial and accounting officers.

Response

Stuart Ducote, our President, also serves as our principal executive, financial and accounting officer. We will undertake to identify him as such in future filings.

Exhibit Index

6.                  Please provide us with a detailed analysis as to why you believe you are not required to file the consulting agreement. Refer to Item 601(b)(10)(iii) of Regulation S-K.

Response

Management has not previously filed the consulting agreement between the Company and Mr. Ducote as we considered the amount of compensation not to be material to the Company’s overall financial position and results of operations. Upon further review of Item 601(b)(iii), we understand that any compensation plan with a named executive officer of a registrant is deemed material, by definition. We undertake to submit the consulting agreement with the filing of our 2014 form 10-K and to incorporate it by reference in our Exhibit Index.

Item 8. Consolidated Financial Statements and Supplementary Data

Note G. Related Party Transactions

Historical Performance, page 57

7.                  We note your disclosure in footnotes (3) and (4) that UMTH and UDF cash flow amounts are sometimes estimates and subject to change. Please tell us the circumstances that would result in a change to the amounts reported. Also, provide us with a reconciliation of the UMTH and UDF cash flow amounts to their statements of cash flows included in Exhibits 99.1 and 99.2, and a reconciliation of the payment amounts to your statements of cash flows on page 43.

Mr. Jaime G. John Branch Chief Securities and Exchange Commission Division of Corporate Finance January 14, 2015

Response

Footnotes (3) and (4) referenced above were originally drafted in connection with our responses to staff comments received regarding our December 31, 2011 form 10-K. Such comments were responded to in January 2014, prior to final closing of our books for fiscal 2013. We referenced 2013 cash flow amounts in our proposed disclosures as being subject to change in case any audit or other year-end adjustments made subsequently impacted these numbers. Such language should have been deleted from the final disclosure included in our form 10-K as filed, but was inadvertently not omitted. We will correct this oversight in future filings.

A reconciliation of the UMTH and UDF cash flow amounts to their statements of cash flows included in Exhibits 99.1 and 99.2 is included in Exhibit A hereto. A reconciliation of the payment amounts to the consolidated statements of cash flows on page 43 is included in Exhibit B hereto.

Definitive Proxy on Schedule 14A

8.                  We note that you pay your President a fee of $5,000 per month pursuant to a consulting agreement. Please tell us what consideration you have given to providing the disclosure required by Item 402 of Regulation S-K regarding compensation of your named executive officer. Refer to Item 402(m)(1), which requires disclosure of compensation paid “by any person for all services rendered in all capacities to the smaller reporting company and its subsidiaries.” In addition, please tell us why you did not include advisory voting proposals regarding say-on-pay and frequency pursuant to Rule 14a-21 of the Exchange Act when you filed the definitive proxy statement for your annual meeting held on June 25, 2014.

Response

The terms of Mr. Ducote’s consulting agreement were disclosed in our definitive proxy statement, as well as included in our form 10-K. We did not, however, include a separate resolution subject to shareholder vote to approve it. Consistent with our response to Comment 6 above, management incorrectly believed the amount of compensation Mr. Ducote receives per the terms of his consulting agreement to be immaterial to the Company’s overall operations. Upon review of Item 402, management now understands the requirement to include such a resolution in all shareholder solicitations commencing after January 21, 2013. We undertake to include all required resolutions and disclosures regarding Mr. Ducote’s compensation in our definitive proxy solicitation for our annual shareholders’ meeting to be held in June 2015.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in this filing; that Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jaime G. John Branch Chief Securities and Exchange Commission Division of Corporate Finance January 14, 2015

If you have any questions regarding this filing, please do not hesitate to contact the undersigned at (248) 258-1402.

Sincerely,

BUTZEL LONG, a professional corporation

Robert A. Hudson

Enclosures

Exhibit A

See Attached

The purpose of the reconciliation presented below is to reconcile the cash flow amounts for UMTH and UDF as shown in Note G Related Party Transactions on page 57 of the 2013 Form 10-K with the consolidated statements of cash flows shown in Exhibits 99.1 and 99.2 filed with the 2013 Form 10-K. The data in the reconciliations below is selected from the consolidated statements of cash flows for UMTH and UDF included in Exhibits 99.1 and 99.2.

This reconciliation is presented to provide the staff additional information regarding our disclosures and is not recommended by us as a future disclosure.

Note G Related Party Transactions

Historical Performance, page 57

	UMTH		2013	2012	2011
	Net cash provided by (used in) operating activities		13,869,279	11,962,182	-
	Net cash provided by (used in) investing activities		7,612,521	1,237,953	2,385,673	A
	Proceeds from notes payable - related parties		5,500,292	6,146,689	14,164,292
	Payments on notes payable - related parties		(7,645,405)	(7,049,753)	(11,032,647)
	Proceeds from lines-of-credit		1,378,110	1,687,206	12,750
	Payments on lines-of-credit		(2,704,786)	(420,226)	(2,103,590)
	Payments on senior credit facility		-	-	-
	Proceeds from notes payable		-	49,997	179,690
	Payments on notes payable		(2,417,705)	(2,582,899)	(355,385)
	Add back non-cash investment in foreclosed property		1,810,341
	Rounding amount		-	593	-
	Agrees to disclosure amount on page 57		15,592,306	12,842,083	3,250,783
A	Preliminary total was $2,385,673. Total per final, issued financial statements was $2,851,778.

	UDF		2013	2012	2011
	Proceeds from sales of real estate owned		7,513,100	7,281,962	7,458,267
	Principal receipts from development mortgage notes receivable		7,370,322	4,446,946	1,744,369
	Payments on notes payable		(4,098,236)	N/A	N/A
	Agrees to disclosure amount on page 57		10,785,187	11,728,909	9,202,636
	Change to Final UDF Cash Flow Statement	C	303,434	-	-
	Amount per final, issued financial statements		11,088,621	11,728,909	9,202,636

B	Added this item in the 2013 analysis.

C	In final UDF cash flow statement an amount was reclassed from accounts receivable receipts to principal receipts from mortgage notes and had no net impact UDF’s Statements of Cash Flows.

Due to the fact that cash flow amounts disclosed in the Historical Performance section of Note G Related Party Transactions, on page 57, were derived from preliminary financial statements in 2011 and 2013, we include a statement that UMTH and UDF cash flow amounts are estimates and subject to change in footnotes (3) and (4), of this disclosure.

Exhibit B

See Attached

The purpose of the reconciliation presented below is to reconcile the payment amounts from UMTH, UDF and the Recourse Obligors presented in the Historical Performance section of Note G Related Party Transactions on page 57 of the 2013 Form 10-K with the Company’s consolidated statements of cash flows shown on page 43 of the 2013 Form 10-K.

This reconciliation is presented to provide the staff additional information requested regarding our disclosures and is not recommended by us as a future disclosure.

	2013	2012	2011
Operating Activities
Accrued interest receivable, related parties	(2,398,858)	(2,146,213)	(2,512,888)

Investing Activities
Principal receipts on interim mortgages and deficiency notes, related parties	2,135,347	1,374,165	1,558,934
Principal receipts from recourse obligations, related parties	308,087	50,432	15,452

The data below is from Note G Related Party Transactions, Historical Performance on page 57 of the 2013 Form 10-K.

Obligor	2013	2012	2011
UMTH	3,492,500	2,813,601	1,506,436
UDF	-	-	-
CRG	172,884	171,641	-
RAFC	589,816	583,796	-
SCMI	91,833	90,343	-
Wonder	87,957	86,556	-
	942,490	932,336	-

Detail of Obligor payments between principal and interest receipts included in the Consolidated Statements of Cash Flows.

Included in Principal receipts on interim mortgages	UMTH	2,132,238	1,276,786	1,506,436
deficiency notes, related parties
Included in Accrued interest receivable, related parties		1,360,262	1,536,815	-
Total payments received from UMTH		3,492,500	2,813,601	1,506,436
Principal receipts from recourse obligations, related parties	CRG	53,902	9,278	-
Accrued interest receivable, related parties		118,982	162,363	-
Total payments received		172,884	171,641	-
Principal receipts from recourse obligations, related parties	RAFC	183,894	31,592	-
Accrued interest receivable, related parties		405,922	552,239	-
Total payments received		589,816	583,831	-
Principal receipts from recourse obligations, related parties	SCMI	28,632	4,883	-
Accrued interest receivable, related parties		63,201	85,460	-
Total payments received		91,833	90,343	-

		2013	2012	2011
Principal receipts from recourse obligations, related parties	WONDER	27,423	4,679	-
Accrued interest receivable, related parties		60,534	81,877	-
Total payments received		87,957	86,556	-
Recourse Obligations, related parties
Principal receipts from payments		293,851	50,432	-
Interest receipts from payments		648,639	881,939	-
Total payments in Historical Performance table		942,490	932,371	-
Additional principal payment from asset sales		14,236	-	15,452
Total payments received		956,726	932,371	15,452
Total principal payments received		308,087	50,432	15,452